Exhibit 99.1

Bioblast Pharma Reports Third Quarter 2017 Financial Results

Tel Aviv, Israel, - November 2, 2017 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Results and Cash Position

•	R&D Expenses: Research and development expenses were $0.4 million for the quarter ended September 30, 2017, compared to $3.3 million for the same period in 2016. The decrease was primarily related to reduced clinical trial related activities, as our planned Phase 2b clinical study in Ocular Pharyngeal Muscular Dystrophy patients has not been initiated, as well as to lower salary expenses following the Company’s previously announced reduction in force.

•	G&A Expenses: General and administrative expenses were $0.6 million for the quarter ended September 30, 2017, compared to $1.2 million for the same period in 2016. The decrease was primarily related to downsizing of corporate overhead costs and lower salary expenses following the reduction in force, which took effect for the most part in the third quarter of 2017.

•	Net Loss: For the quarter ended September 30, 2017, net loss attributable to holders of ordinary shares was ($1.10) million, or ($0.32) per basic and diluted share, as compared to a net loss of ($4.7) million, or ($1.42) per share, adjusted to account for the recent one for five reverse split, for the same period in 2016.

•	Cash Position: Cash, cash equivalents and short-term bank deposits as of September 30, 2017, were $4.1 million, compared to $5.2 million as of June 30, 2017, reflecting our third quarter operating expenditures.

•	Current activities: JSB-Partners, a global life sciences advisor, has been engaged to assist the Company in executing its business development objectives that include selecting potential development and commercial partners for its investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), as well as exploring merger opportunities. The Company is devoting substantially all of its resources to this effort.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN.” For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss exploring development and commercial partnerships or merger opportunities, and when we imply that our product candidate may successfully treat certain medical conditions. In addition, historic results of scientific research and clinical and preclinical studies do not guarantee that the conclusions of future research or studies will suggest identical or even similar conclusions or that historic results referred to in this press release would not be interpreted differently, in light of additional research and clinical and preclinical study results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

Chaime Orlev

CFO and VP Finance and Administration

Bioblast Pharma Ltd

Chaime.Orlev@BioblastPharma.com

Phone: 972 3 795 5555

Bioblast Pharma Ltd.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	$424	$3,297	$2,406	$7,090
Pre-commercialization	10	39	481	875
General and administrative	644	1,242	2,482	4,827
Total operating expenses	1,078	4,578	5,369	12,792
Loss from operations	(1,078)	(4,578)	(5,369)	(12,792)

Financial income, net	(4)	8	25	49

Loss before taxes on income	(1,082)	(4,570)	(5,344)	(12,743)

Taxes on income	(11)	100	32	206

Net loss	$(1,071)	$(4,670)	$(5,376)	$(12,949)

Net loss attributable to Ordinary shareholders	$(1,071)	$(4,670)	$(5,376)	$(12,949)

Net loss per share attributable to Ordinary shareholders - basic and diluted	$(0.32)	$(1.42)	$(1.63)	$(4.10)

Weighted average number of Ordinary shares outstanding - basic and diluted	3,342,393	3,278,487	3,303,813	3,156,814

Bioblast Pharma Ltd.

Consolidated Balance Sheet Data

(U.S. dollars in thousands, except share and per share amounts)

CONSOLIDATED BALANCE SHEETS
U.S. dollars

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,105	$6,871
Short-term bank deposits	-	3,007
Receivables and prepaid expenses	178	663
Total current assets	4,283	10,541

LONG-TERM ASSETS:
Long-term assets	-	18
Property and equipment, net	-	71
Total long-term assets	-	89

TOTAL ASSETS	$4,283	$10,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$72	$700
Other accounts payable	465	1,231
Total current liabilities	537	1,931

LONG-TERM LIABILITIES	-	-

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.05 par value - 10,000,000 shares authorized at September 30, 2017 and December 31, 2016; Issued and outstanding shares 3,342,393 at September 30, 2017 and 3,278,487 at December 31, 2016	46	45
Additional paid-in capital	48,885	48,463
Accumulated deficit	(45,185)	(39,809)
Total stockholders' equity	3,746	8,699
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,283	$10,630

Bioblast Pharma Ltd.

Consolidated Cash Flow Data

(U.S. dollars in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars

	Nine Months Ended
	September 30
	2017	2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net loss	$(5,376)	$(12,949)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and disposal of property and equipment	64	19
Share based compensation	422	298
Interest on short-term deposit	7	(20)
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	502	728
Decrease (increase) in long-term assets	18	(3)
Decrease in trade payables	(628)	(1,334)
Increase (decrease) in other accounts payable	(783)	819
Increase in long-term liabilities	-	(70)

Net cash used in operating activities	(5,774)	(12,512)

Cash flow from investing activities

Withdraw of short term deposits	3,000	5,046
Withdraw of long term deposits	-	25
Proceeds from sale of property and equipment	10
Purchase of property and equipment	(2)	(12)
Net cash used in investing activities	3,008	5,059

Cash flow from financing activities

Proceeds from exercise of options	*	-
Issuance of shares and warrants, net	-	6,090
Net cash provided by financing activities	-	6,090

Increase (decrease) in cash and cash equivalents	(2,766)	(1,363)
Cash and cash equivalents, beginning of the year	6,871	7,286

Cash and cash equivalents, end of the year	$4,105	$5,923